SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

[✓] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from _______ to_________

COMMISSION FILE NUMBER 8-28475

A. Full title of the plan: UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UBS AG
Bahnhofstrasse 45
CH-8098, Zurich, Switzerland
and
Aeschenvorstadt 1
CH-4051 Basel, Switzerland

UBS FINANCIAL SERVICES INCORPORATED OF PUERTO RICO SAVINGS PLUS PLAN

Financial Statements and Supplemental Schedule
December 31, 2013 and 2012
and Year Ended December 31, 2013
With Report of Independent Registered Public Accounting Firm

UBS FINANCIAL SERVICES INCORPORATED OF PUERTO RICO SAVINGS PLUS PLAN

Financial Statements and Supplemental Schedule
December 31, 2013 and 2012
and Year Ended December 31, 2013

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as not applicable or not required.

Mitchell &Titus

Mitchell & Titus, LLP
One Battery Park Plaza
New York, NY 10004

Tel: +1 212 709 4500
Fax: +1 212 709 4680
mitchelltitus.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

We have audited the accompanying statements of net assets available for benefits of UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Mitchell & Titus, LLP

June 27, 2014

UBS FINANCIAL SERVICES INCORPORATED OF PUERTO RICO SAVINGS PLUS PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2013 and 2012

	2013	2012
ASSETS		
Investment in UBS Financial Services Inc.		
Master Investment Trust, at fair value	$ 51,150,600	$ 42,328,057
Loans receivable from participants	1,369,323	1,128,557
Contributions receivable		
Company, net of forfeitures	1,751,291	1,701,633
Total assets	54,271,214	45,158,247
LIABILITIES		
Accrued expenses	10,779	10,251
Total liabilities	10,779	10,251
Net assets reflecting investments, at fair value	54,260,435	45,147,996
Net assets available for benefits	$ 54,260,435	$ 45,147,996

The accompanying notes are an integral part of these financial statements.

UBS FINANCIAL SERVICES INCORPORATED OF PUERTO RICO SAVINGS PLUS PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year December 31, 2013

	2013
ADDITIONS TO NET ASSETS	
Investment income from UBS Financial Services Inc.	
Master Investment Trust	
Interest income	$ 71,391
Capital gain distributions and other dividends	568,432
Total investment income	639,823
Net appreciation in the fair value of investments in UBS Financial Services Inc. Master Investment Trust	8,226,907
Contributions	
Participants	2,118,817
Rollovers	80,503
Company, net of forfeitures	1,751,291
Total contributions	
Total additions	3,950,611
	12,817,341
DEDUCTIONS FROM NET ASSETS	
Distributions to participants	3,687,931
Rollovers	2,517
Administrative expenses	14,454
Total deductions from net assets	3,704,902
Net increase in net assets available for benefits	9,112,439
Net assets available for benefits	
Beginning of year	45,147,996
End of year	$ 54,260,435

The accompanying notes are an integral part of these financial statements.

NOTE 1 DESCRIPTION OF THE PLAN

The following description of the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (the Plan) provides only general information. Participants should refer to the Prospectus/Summary Plan Description for a more complete description of the Plan's provisions and detailed definitions of several terms of the Plan.

General

The Plan, a defined contribution plan, covers employees of UBS Financial Services Incorporated of Puerto Rico (the Company) and any of its subsidiaries or affiliates, which have adopted the Plan, and are residents of and work in Puerto Rico. The Company is a wholly owned subsidiary of UBS Financial Services Inc. (UBS Financial Services), which is a wholly owned subsidiary of UBS Americas Inc. (UBS Americas), which, in turn, is a wholly owned subsidiary of UBS AG (UBS). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan became effective January 1, 2000 and has been periodically amended. Although the Plan is expected to continue indefinitely, the Company's Board of Directors can amend, suspend, or terminate the Plan at any time, provided that such action does not reduce the accrued benefits of any participant.

An employee is eligible to participate in the Plan on the first day of service performed for the Company.

The Plan is established under the laws of Puerto Rico and is subject to Puerto Rico's contribution limits. All other features of the Plan are similar to those of the UBS Financial Services Inc. 401(k) Plus Plan (UBS 401[k]).

The Plan's assets are invested in a master trust, which, in turn, invests in mutual/collective funds, guaranteed investment contracts (GICs), the UBS Company Stock Fund (the UBS Stock Fund), short-term investments, corporate debt securities, government securities, venture capital and partnerships.

Certain accounting and other administrative services are provided by the Company and its affiliates at no charge to the Plan.

NOTE 1 DESCRIPTION OF THE PLAN *(continued)*

Master Trust

The UBS Financial Services Inc. Master Investment Trust (the Master Trust) was established on January 1, 2000 for the Plan and UBS 401(k). Effective April 1, 2003, the Master Trust merged with the UBS Financial Services Inc. Pension Plan Trust (the Pension Plan) to create one trust consisting of the Plan, UBS 401(k), and the Pension Plan. The investments of all three plans are held in the Master Trust, which is administered by The Northern Trust Company (the Trustee). Use of the Master Trust permits the commingling of trust assets for investment and administrative purposes. Although the assets of all three plans are commingled in the Master Trust, the Trustee maintains separate supporting records to track the individual activity of the Plan/UBS 401(k) (combined) and the Pension Plan.

Participant Contributions

A participant's contributions can consist of "pre-tax contributions," which reduce the participant's taxable compensation and "after-tax contributions," which do not reduce a participant's taxable compensation, and "rollovers," which are transfers from other Puerto Rico tax-qualified retirement plans.

For each plan year, a participant is eligible to make pre-tax contributions through payroll deductions, up to 85% of his/her eligible compensation. The dollar amount of a participant's contributions cannot exceed certain Plan and Puerto Rico Internal Revenue Code (the Code) limits. Eligible compensation is defined as 499-R-2/W-2 Puerto Rico earnings (subject to certain adjustments), not to exceed $255,000 for 2013 and $250,000 for 2012, as adjusted pursuant to the U.S. Internal Revenue Code. Pre-tax contributions are limited by the Code to $15,000 for 2013 and $13,000 for 2012. As a result of Law 92 that became effective May 16, 2006, participants who attained age 50 on or before December 31, 2012 were limited to pre-tax contributions of $16,500 for 2013 and $14,500 for 2012. These limits will be subject to change in future years to be consistent with Puerto Rico Code limits.

Participants are also permitted to make after-tax contributions of up to 10% of their eligible compensation provided that the maximum combined rate of a participant's pre- and after-tax contributions does not exceed 85% for 2013 and 2012. After-tax contributions may be considered in determining the Company's matching contribution.

NOTE 1 DESCRIPTION OF THE PLAN *(continued)*

Participant Contributions *(continued)*

Additionally, participants may make rollover contributions to the Plan, which are transfers from another Puerto Rico tax-qualified retirement plan. The amount rolled over will be credited to a participant's account and will be treated similar to appreciation on pre-tax contributions for Plan accounting and Puerto Rico income tax purposes.

Company Contributions

Each year, the Company uses pre- and after-tax contributions in determining the amount of the Company's matching contribution for each participant. Effective January 1, 2012, the Company's match is calculated by multiplying each participant's pre- and after-tax contributions (up to 4% of eligible compensation) by 75% and is limited to $3,000. Company match contributions and earnings are invested according to the participant's investment elections in effect for Company contributions, which can be different or similar to their pre- and after-tax contribution elections. For plan year 2012, participants earning over $249,999 did not receive a company match. For plan year 2013, all participants regardless of their earnings were eligible to receive the company match.

The Company also provides a retirement contribution (basic profit-sharing contribution) equal to a percentage of the participant's eligible compensation based on the participant's years of service with the Company as of the beginning of the plan year. The retirement contribution is invested according to the participant's investment election in effect for Company contributions, which can be different or similar to their pre- and after-tax contributions.

The Qualified Deferred Payment (QDP) feature is a supplemental profit-sharing contribution provided to participants who satisfy certain eligibility requirements. The contribution amount is based on a participant's age at the beginning of the plan year. QDP contributions and earnings are invested according to the participant's investment elections in effect for Company contributions, which can be different or similar to their pre- and after-tax contribution elections.

If a participant has not selected his or her investment elections, the Company contributions are invested in the target year lifecycle funds, the default investment option.

NOTE 1 DESCRIPTION OF THE PLAN *(continued)*

Participant Accounts

Under the Plan, each participant has two accounts—an employee account (Employee Account) and a company account (Company Account). Both accounts are managed by the employee as a single account. Only one asset allocation can be selected for both accounts. The participant's Employee Account reflects all of the participant's contributions in addition to income, gains, losses, withdrawals, distributions, loans, and expenses attributable to these contributions.

The participant's Company Account reflects his/her share of the Company's contributions from the Company match, the Company retirement contribution, and the QDP for each plan year and the income, gains, losses, withdrawals, distributions, and expenses attributable to these Company contributions.

Participants can make separate investment elections for their future pre- and after-tax contributions (directed to the Employee Account) and for their employer contributions (directed to the Company Account).

Vesting

Participants are immediately vested in their Employee Account. A participant is fully vested in the Company match, retirement and QDP contributions and earnings thereon after attaining either three years of service, reaching age 65, becoming totally and permanently disabled, or upon death.

Forfeited balances of terminated participants' unvested Company Accounts are used to reduce the Company's contributions to the Plan. Unallocated forfeited balances as of December 31, 2013 and 2012 were $4,016 and $8,026, respectively, and were used to reduce Company contributions made in the following plan year.

Distributions and Withdrawals

After-tax contributions, including any income and loss thereon, may be withdrawn by participants at any time in accordance with the Plan's provisions. Withdrawals of pre-tax contributions or vested Company contributions are permitted, subject to certain limitations as set forth in the Code. All withdrawals or a portion thereof are subject to taxation as set forth in the Code.

Upon termination of service, a participant may elect to receive a distribution of the vested portion of his/her account in a lump-sum amount or in installments over a period of up to 10 years. Distributions consist of common stock or cash from the UBS Stock Fund and cash from all other funds.

NOTE 1 DESCRIPTION OF THE PLAN *(continued)*

Participant Loans

Participants may obtain loans from the Plan. The minimum amount that may be borrowed is $1,000 and the maximum amount is limited to the lesser of 50% of the value of a participant's vested account balance, or $50,000, reduced by the participant's highest outstanding loan balance over the previous 12 months. The interest rates ranged from 5.25% to 10.25% for the years ended December 31, 2013 and 2012. The repayment period for the loan depends on the type of loan granted. Non-hardship and hardship short-term loans may be repaid over one to five years, while the repayment period for primary residence loans is 10 to 20 years.

Loans are payable in equal installments, representing a combination of interest and principal by withholding from the participant's paychecks. The outstanding principal amount of any loan can be repaid on any business day. In the event a participant has a loan outstanding under the Plan, various limitations exist on such participant's right to receive additional loans under the Plan. If a loan is not repaid, it will automatically be treated as a distribution to the participant after 90 days.

Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity of the Company, each participant affected shall become fully vested in his/ her Company Account. Any unallocated assets of the Plan then held by the Trustee shall be allocated among the appropriate Company Accounts and Employee Accounts of the participants and will be distributed in a manner determined by the Company.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Payments of Benefits

Benefits to participants are recorded when paid.

Loans Receivable from Participants

Loans receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on loans receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

The Plan's administrative expenses are paid by the Plan or the Company, as provided by the Plan's provisions. Administrative expenses paid by the Plan include recordkeeping, trustee, legal, audit, and investment consulting. Expenses relating to the Plan's investments (investment management fees and commissions) are charged to the specific investment fund to which the expense relates.

Investment Valuation and Income Recognition

The Plan records its investment in the Master Trust at fair value, which represents the Plan's interest in the net assets of the Master Trust.

Investments held by the Master Trust are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 4 for a discussion of fair value measurements.)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan's gains and losses on investments bought, sold, and held during the year.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

NOTE 3 MASTER TRUST

The Master Trust holds the investments of the Plan, UBS 401(k), and the Pension Plan. Each participating retirement plan has a divided interest in the Master Trust. As such, investment and related income and expenses are allocated to the Plan based upon its individual interests in the investments of the Master Trust. The Plan and UBS 401(k)'s participating interests in the investment funds of the Master Trust are based on account balances of the participants and their elected investment funds. The Master Trust's assets are allocated by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The Trustee accounts for the Pension Plan's investment income and expenses in a separate account from the Plan and UBS 401(k) (combined). (See Note 4 for a schedule of investments.)

NOTE 3 MASTER TRUST *(continued)*

The following is a summary of the net assets for the Master Trust and the Plan's percentage interest as of December 31, 2013 and 2012:

	December 31, 2013	
	Master Trust	Plan's ownership percentage
Non-interest-bearing cash	$ 6,400,216	0%
Mutual/collective funds		
U.S.	2,536,127,597	2%
International regions	7,515,159	2%
GICs	138,819,052	0%
UBS Stock Fund	254,892,869	3%
Short-term investments	165,148,535	2%
Corporate debt securities		
U.S.	75,830,974	0%
International regions	15,285,877	0%
Government securities		
U.S.	115,044,341	0%
International regions	3,106,708	0%
Venture capital and partnerships	783,372	0%
	3,318,954,700	
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,194,638	
Payable for securities purchased	(97,439,969)	
Receivable for securities sold	94,118,900	
Investment income receivable	1,186,723	
	$ 3,320,014,992	

NOTE 3 MASTER TRUST *(continued)*

	December 31, 2012	
	Master Trust	**Plan's ownership percentage**
Mutual/collective funds		
U.S.	$ 2,183,332,010	1%
International regions	5,851,823	2%
GICs	151,965,765	0%
UBS Stock Fund	212,771,321	4%
Short-term investments	150,147,595	2%
Corporate debt securities		
U.S.	230,796,390	0%
International regions	41,466,795	0%
Government securities		
U.S.	32,331,875	0%
International regions	2,599,059	0%
Venture capital and partnerships	916,900	0%
	3,012,179,533	
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,373,684	
Payable for securities purchased	(2,016,131)	
Receivable for securities sold	2,726,802	
Investment income receivable	4,189,788	
	$ 3,021,453,676	

NOTE 3 MASTER TRUST *(continued)*

The following are changes in net assets for the Master Trust for the year ended December 31, 2013:

Net transfers (loans receivable from participants, contributions and contributions receivable, net transfers, distributions to participants and rollovers for the participating plans)	$ (188,150,045)
Net appreciation (depreciation) in fair value of investments	
Mutual /collective funds	410,315,085
UBS Stock Fund	48,905,620
Corporate debt securities	(27,035,782)
Government securities	(5,219,270)
Venture capital and partnerships	190,599
Interest, capital gain distributions and dividend income	65,632,634
Total investment income	492,788,886
Administrative expenses	6,077,525
Net increase	298,561,316
Net assets	
Beginning of the year	3,021,453,676
End of year	$ 3,320,014,992

The following table represents investment income earned by the Plan and UBS 401(k) for the year ended December 31, 2013:

Net realized and unrealized appreciation in fair value of investments	
Mutual/collective funds	$ 340,527,539
UBS Stock Fund	48,905,620
	389,433,159
Interest, capital gain distributions and dividend income	48,078,299
Total Plan and UBS 401(k) investment income	$ 437,511,458

NOTE 3 MASTER TRUST *(continued)*

The following table represents investment income earned by the Pension Plan for the year ended December 31, 2013:

Net realized and unrealized appreciation (depreciation) in fair value of investments	
Mutual/collective funds	$ 69,791,087
Short-term investments	(3,541)
Corporate debt securities	(27,035,782)
Government securities	(5,219,270)
Venture capital and partnerships	190,599
	37,723,093
Interest, capital gain distributions and dividend income	17,554,335
Total Pension Plan investment income	55,277,428
Master Trust investment income	$ 492,788,886

The investments within the Master Trust that represented 5% or more of the Plan's net assets available for benefits are as follows:

	December 31, 2013	December 31, 2012
UBS AG SHS COM	$ 254,892,869	$ 212,771,321
MFB NT COLLECTIVE S&P500 INDEX FUND - DC - NON LENDING - TIER TWO	155,967,679	109,596,974
MFO UBS MONEY SER SELECT PRIME PFD FD	133,960,425	130,612,095
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2020 FD	133,384,510	108,959,613
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2030 FD	111,073,012	83,985,444
MFO UBS SMALL CAP GROWTH UNIT G	94,340,035	67,423,723
MFO UBS LARGE CAP VALUE UNIT Q	93,463,392	76,301,975
MFO UBS LARGE CAP GROWTH UNIT P	89,932,736	69,011,558
MFO LARGE CAP GROWTH UNIT-D	86,853,908	67,449,583
HEWITT MONEY MARKET FUND	82,507,048	81,897,504
MFO UBS LARGE CAP VALUE UNIT E	81,066,680	62,816,013
MFO SMALL CAP VALUE POOL UNIT-C	80,456,082	62,030,544
MFO UBS MID CAP GROWTH UNIT M	79,908,660	52,618,486
MFO UBS MID CAP VALUE UNIT L	78,283,970	54,332,622
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2040 FD	65,920,681	45,403,010
MFO PIMCO FDS PAC INVT MGMT SER TOTAL RETURN FD INSTL CL	61,696,844	79,796,011
MFO UBS ARTISAN INTL GROWTH UNIT H	52,011,663	62,081,691
MFO UBS DELAWARE INTL VALUE UNIT J	46,760,679	55,906,590
MFO UBS EURO INTL GROWTH UNIT K	46,583,841	47,333,105
GIC ROYAL BANK OF CANADA CNTCT NYDWI08 UBS-0603 RATE: 0.200% OPEN SYNTHETIC	46,465,787	51,114,424
GIC TRANSAMERICA LIFE CNTCT MDA01003TR RATE: 0.28% MAT: OPEN SYNTHETIC	46,420,856	51,041,909
GIC CDC CNTRCT 1859-01 RATE: 0.200% MAT: OPEN SYNTHETIC	46,416,905	51,060,652
MFO UBS MANNING INTL VALUE UNIT N	46,123,619	45,726,472

NOTE 3 MASTER TRUST *(continued)*

	December 31, 2013	December 31, 2012
THE GROWTH FUND OFAMERICA CLASS R5	$ 43,910,709	$ 36,248,949
US TREASURY NOTE- MATURITY DATE 12/31/18	39,550,000	-
MFO EMERGING MARKETS UNITS S	39,262,421	17,210,055
MFO EMERGING MARKETS UNIT R	38,320,975	17,591,800
CAPITAL WORLDGROWTH & INCOMEFUND CLASS R5	33,321,363	30,334,284
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2050 FD	28,537,526	18,313,057
US TREASURY NOTE – MATURITY DATE 11/15/23	24,457,025	-
NTGI COLTV GOVT STIF REGI STERED	24,358,945	17,945,680
UBS GLOBALALLOCATION FUNDCLASS Y	22,142,142	23,090,325
MFO VANGUARD TARGET RET INC FD 308	20,145,896	22,916,087
UTD STATES TREAS .625% DUE 11-15-2016	19,839,365	-
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2010 FD	18,732,519	21,439,970
NEW WORLD FUNDCLASS R5	18,263,869	18,674,680
PACE LARGE COMPANYVALUE EQUITY FUNDCLASS Y	17,891,039	14,923,541
PACE INTERNATIONALEQUITY FUND CLASS Y	17,596,708	16,632,808
UBS U.S. ALLOCATIONFUND CLASS Y	17,241,736	14,989,947
FUNDAMENTALINVESTORS CLASS R5	15,914,966	13,403,478
PACE LARGE COMPANYGROWTH EQUITY FUNDCLASS Y	15,546,885	12,648,690
NEW PERSPECTIVEFUDN CLASS R5	15,418,707	13,348,435
FIRST EAGLEGLOBAL FUND CLASS A	15,054,848	11,670,130
SMALL-CAP WORLDFUND CLASS R5	14,907,077	13,544,651
CAPITAL INCOMEBUILDER FUND CLASSR5	13,623,254	13,888,740
ALLIANZGI NFJ SMALLCAP VALUE FUNDINSTITUTIONAL CLASS	12,332,675	10,417,600
IVY ASSET STRATEGYFUND CLASS A	11,757,430	8,595,508
MFB NT COLLECTIVE EXTENDED EQUITY MARKETINDEX FUND	11,122,859	8,493,714
PACE INTERNATIONALEMERGING MARKETSEQUITY FUND CLASS Y	11,087,369	13,921,437
THE INVESTMENTCOMPANY OF AMERICACLASS R5	10,421,535	8,979,620
THE INCOME FUND OFAMERICA CLASS R5	10,379,723	10,027,924
UTD STATES TREAS .25% DUE 09-30-2015	9,991,020	-
WASHINGTON MUTUALINVESTORS FUNDCLASS R5	9,754,453	8,126,664
OPPENHEIMERDEVELOPING MARKETSCLASS A	9,746,850	8,673,462
MFO 1ST EAGLE SOGEN GLOBAL FDS CL I	9,470,223	-
ALLIANZGI NFJDIVIDEND VALUE FUNDINSTITUTIONAL CLASS	8,821,144	7,681,693
YACKTMAN FOCUSEDFUND SERVICE CLASS	8,734,734	4,936,630
THE NEW ECONOMYFUND CLASS R5	8,339,131	6,162,524
MFB NT COLLECTIVE RUSSELL 1000 INDEX FUND - NON LENDING	8,166,623	6,644,357
THE BOND FUND OFAMERICA CLASS R5	7,578,194	9,557,666
UNITED STATES TREAS NTS DTD 00355 .625% DUE 07-15-2014 REG	7,530,825	-
AMCAP FUND CLASS R5	7,093,322	5,388,006
LAUDUS U.S. LARGECAP GROWTH FUND	6,974,418	5,588,223
YACKTMAN FUNDSERVICE CLASS	6,921,806	4,861,866
UBS DYNAMIC ALPHAFUND CLASS Y	6,862,384	7,242,398
MFB NT COLLECTIVE EAFE INDEX FUND-NON LENDING	6,702,189	5,851,823
MFB NORTHN TR GLOBAL INVTS COLTV FDS COLTV EXTD EQTY MKT INDEX FD	6,645,819	-
MFB NT COLLECTIVE MSCI ACWI EX-US INDEX FUND - DC - NON LENDING - TIER TWO	6,348,998	-
MAINSTAYMARKETFIELD FUNDCLASS I	5,827,506	-
US TREASURY NOTE – MATURITY DATE 08/15/43	5,288,500	-

NOTE 3 MASTER TRUST *(continued)*

	December 31, 2013	December 31, 2012
BLACKROCK GLOBALALLOCATION FUND INCCLASS A	$ 5,133,380	$ 5,205,375
UNITED STATES TREAS BILLS 02-20-2014 UNITED STATES TREAS BILLS	4,999,845	-
ALLIANZGI GLOBALSMALL-CAP FUNDINSTITUTIONAL CLASS	4,852,499	3,587,545
ALLIANZGI NFJ LARGECAP VALUE FUNDINSTITUTIONAL CLASS	4,814,989	4,174,181
PACE GOVERNMENTSECURITIES FIXEDINCOME FUND CLASS Y	4,758,287	5,375,433
PERMANENTPORTFOLIO FUND	4,491,673	6,794,693
PIMCO ALL ASSET ALLAUTHORITY FUNDINSTITUTIONAL SHARES	3,986,284	5,236,346
TEMPLETON GLOBALBOND FUND CLASS A	3,881,725	4,474,298
AMERICAN MUTUALFUND CLASS R5	3,823,050	2,939,486
PIMCO ALL ASSETFUND INSTITUTIONALCLASS	7,913,820	5,072,311
PIMCO REAL RETURNFUND INSTITUTIONALCLASS	3,597,425	6,073,522
FPA CRESCENTPORTFOLIO	3,517,936	-
UBS GLOBALSUSTAINABLE EQUITYFUND CLASS Y	3,422,170	3,180,153
MANAGERS CADENCE EMERGING COMPANIES FUND INSTITUTIONAL	3,409,870	2,532,357
MFO WELLS FARGO SRF G	-	3,122,463
PACE INTERNATIONALFIXED INCOME FUNDCLASS Y	3,292,238	3,976,576
UBS U.S. SMALL-CAPGROWTH FUND CLASS Y	3,275,508	2,314,649
PIMCOEMERGING MARKETSBOND FUND INSTL CL	3,174,399	4,113,277
BLACKROCK EQUITYDIVIDEND FUND CL A	3,113,554	-
AMERICAN HIGHINCOME TRUST CLASSR5	3,087,385	3,463,615
MFB NT COLLECTIVE AGGREGATE BOND INDEX FUND - NON LENDING - TIER TWO	3,056,151	-
THE FAIRHOLME FUND	2,998,375	-
VIRTUS PREMIUMALPHASECTOR FUNDCLASS A	2,990,677	-
PIMCO HIGH YIELDFUND INSTITUTIONALCLASS	2,925,418	4,510,686
PIMCO INT'L STOCKPLUS AR STRATEGY FDINSTITUTIONAL CLASS(US DOLLAR HEDGED)	2,860,995	2,820,103
PUTNAM CAPITALSPECTRUM FUND CLASSA	2,793,669	-
THE OAKMARKINTERNATIONAL FUNDCLASS I	2,769,433	-
NTGI COLTV. GOVT. SHORT TERM INVESTMENT FUND	-	-
HSBC HLDGS PLC 6.5% DUE 09-15-2037	-	2,577,510
PRUDENTIAL U.S. LONG DURATION CORPORATE BOND FUND	-	122,934,686
GEN ELEC CAP CORP 5.875% DUE 01-14-2038	-	2,406,473
GOLDMAN SACHS 6.75% DUE 10-01-2037	-	2,750,585
MERRILL LYNCH & CO 6.11% DUE 01-29-2037	-	3,061,798
WAL-MART STORES 5.25% DUE 09-01-2035	-	2,459,964
UNITED STATES TREASURY BONDS2.75% DUE 08-15-2042	-	9,916,969
UNITED STATES TREASURY BONDS DUE 05-15-2030	-	7,707,431
UNITED STATES TREASURY BONDS 4.5% DUE 02-15-2036	-	12,706,888
PIMCO INVESTMENTGRADE CORPORATEBOND FUND INST CLASS	-	3,100,465
PIMCO ALL ASSET ALLAUTHORITY FUNDCLASS D	-	2,868,450
PACE STRATEGICFIXED INCOME FUNDCLASS Y	-	2,727,700
PIMCO GNMA FUNDINSTITUTIONAL CLASS	-	3,199,127
CAPITAL WORLD BONDFUND CLASS R5	-	3,485,406

NOTE 4 FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (i.e., exit price).

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number of factors specific to the financial instrument.

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the financial instrument, either directly or indirectly.

Level 3: Unobservable inputs for the financial instrument.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Mutual/collective funds, short-term investments: Funds that are actively traded on an exchange are priced at the net asset value (NAV) of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.

NOTE 4 FAIR VALUE MEASUREMENT *(continued)*

Guaranteed investment contracts (GICs): The fair value of synthetic guaranteed investment contracts equals the fair value of the underlying assets plus the fair value of the wrapper contract. The fair value of the underlying assets primarily consists of commingled investment funds that are valued based on the NAV of shares held. The value of the wrapper contract is calculated by adjusting the current wrap contract fee, less contract fee submitted with market re-bid multiplied by the contract book value, which is discounted using duration equivalent swap rate. The Plan held no interest in the GICs as of December 31, 2013 and 2012.

UBS Stock Fund: Actively traded securities are valued at the closing price reported on the active market on which the individual securities are traded.

Government securities and corporate debt securities: These investments are valued daily using institutional bid evaluations. Bid evaluations are an estimated price at which a dealer would pay for a security. Corroborated, indicative market observable data such as reported sales of similar securities, broker and dealer quotes, market information, including live trading levels are used when available to estimate the institutional bid evaluation. Government securities use the consensus and matrix pricing method. The inputs (quotes, spread, and data points for yield curves) to these methods can be considered to be observable market-based data. Corporate debt securities use the discounted cash flows method. The inputs (issue's margin, the forward curve from the appropriate benchmark, and data points for yield scale) to these methods can be considered to be observable market-based data.

Venture capital and partnerships: These investments are valued at fair value using methods determined in good faith by the General Partners of the funds. The valuation of non-public investments requires significant judgment by the General Partners. A variety of factors are reviewed and monitored to determine the fair value of investments, including their current operating performance and future expectations of a particular investment, discounted cash flow analysis, valuations of comparable public companies, comparable acquisition values, and changes in market outlook and the third-party finance environment over time. When observable prices are not available for these securities, the General Partners use one or more valuation techniques (e.g., the market approach and/or income approach) for which sufficient and reliable data is available. Within Level 3, the use of the market approach generally consists of using comparable market transactions or other data, while the use of the income approach generally consists of the net present value of estimated future cash flows, adjusted as appropriate for liquidity, credit, market, and other risk factors. These investments are held by the Pension Plan.

NOTE 4 FAIR VALUE MEASUREMENT *(continued)*

The methods described above may produce a fair value calculation that may not indicate net realizable value or reflect future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no transfers between levels in 2013 and 2012.

At December 31, 2013, the investments held by the Master Trust within the fair value hierarchy are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Plan and UBS 401(k)				
Mutual/collective funds				
U.S.	$ 1,389,155,821	$ 776,288,774	$ -	$ 2,165,444,595
International regions	-	7,515,159	-	7,515,159
Total mutual/collective funds	1,389,155,821	783,803,933	-	2,172,959,754
GICs	-	138,819,052	-	138,819,052
UBS Stock Fund	254,892,869	-	-	254,892,869
Short-term investments	133,960,425	6,788,650	-	140,749,075
Total Plan and UBS 401(k) investments, at fair value	$ 1,778,009,115	$ 929,411,635	$ -	$ 2,707,420,750
Adjustment from fair value to contract value for fully benefit-responsive investment contracts				3,194,638
Investment income receivable				89,633
Total Plan and UBS 401(k) net assets				$ 2,710,705,021

At December 31, 2013, the Plan's interest in the net assets of the Master Trust was approximately 2%.

NOTE 4 FAIR VALUE MEASUREMENT *(continued)*

Pension Plan	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Mutual/collective funds				
U.S.	$ -	$ 370,683,002	$ -	$ 370,683,002
Total mutual/collective funds	-	370,683,002	-	370,683,002
Short-term investments	-	24,399,460	-	24,399,460
Corporate debt securities				
U.S.	-	75,830,974	-	75,830,974
International regions	-	15,285,877	-	15,285,877
Total corporate debt securities	-	91,116,851	-	91,116,851
Government securities				
U.S.	-	115,044,341	-	115,044,341
International regions	-	3,106,708	-	3,106,708
Total government securities	-	118,151,049		118,151,049
Venture capital and partnerships	-	-	783,372	783,372
Total Pension Plan investments, at fair value	$ -	$ 604,350,362	$ 783,372	$ 605,133,734
Non-interest-bearing cash				6,400,216
Payable for securities purchased				(97,439,969)
Receivable for securities sold				94,118,900
Investment income receivable				1,097,090
Total Pension Plan net assets				$ 609,309,971
Master Trust				
Total Master Trust investments, at fair value	$ 1,778,009,115	$ 1,533,761,997	$ 783,372	$ 3,312,554,484
Non-interest-bearing cash				6,400,216
Adjustment from fair value to contract value for fully benefit-responsive investment contracts				3,194,638
Receivable for securities sold and purchased (net) and investment income				(2,134,346)
Master Trust net assets				$ 3,320,014,992

NOTE 4 FAIR VALUE MEASUREMENT *(continued)*

At December 31, 2012, the investments held by the Master Trust within the fair value hierarchy are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Plan and UBS 401(k)				
Mutual/collective funds				
U.S.	$ 1,177,828,061	$ 533,972,555	$ -	$ 1,711,800,616
International regions	-	5,851,823	-	5,851,823
Total mutual/collective funds	1,177,828,061	539,824,378	-	1,717,652,439
GICs	-	151,965,765	-	151,965,765
UBS Stock Fund	212,771,321	-	-	212,771,321
Short-term investments	130,612,095	7,605,315	-	138,217,410
Total Plan and UBS 401(k) investments, at fair value	$ 1,521,211,477	$ 699,395,458	$ -	$ 2,220,606,935
Adjustment from fair value to contract value for fully benefit-responsive investment contracts				4,373,684
Investment income receivable				196,334
Total Plan and UBS 401(k) net assets				$ 2,225,176,953

At December 31, 2012, the Plan's interest in the net assets of the Master Trust was approximately 2%.

NOTE 4 FAIR VALUE MEASUREMENT *(continued)*

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Pension Plan				
Mutual/collective funds				
U.S.	$ -	$ 471,531,394	$ -	$ 471,531,394
Total mutual/collective funds	-	471,531,394	-	471,531,394
Short-term investments	-	11,930,185	-	11,930,185
Corporate debt securities				
U.S.	-	230,796,390	-	230,796,390
International regions	-	41,466,795	-	41,466,795
Total corporate debt securities	-	272,263,185	-	272,263,185
Government securities				
U.S.	-	32,331,875	-	32,331,875
International regions	-	2,599,059	-	2,599,059
Total government securities	-	34,930,934	-	34,930,934
Venture capital and partnerships	-	-	916,900	916,900
Total Pension Plan investments, at fair value	$ -	$ 790,655,698	$ 916,900	$ 791,572,598
Payable for securities purchased				(2,016,131)
Receivable for securities sold				2,726,802
Investment income receivable				3,993,454
Total Pension Plan net assets				$ 796,276,723
Master Trust				
Total Master Trust investments, at fair value	$ 1,521,211,477	$ 1,490,051,156	$ 916,900	$ 3,012,179,533
Adjustment from fair value to contract value for fully benefit-responsive investment contracts				4,373,684
Receivable for securities sold and purchased (net) and investment income				4,900,459
Master Trust net assets				$ 3,021,453,676

NOTE 4 FAIR VALUE MEASUREMENT *(continued)*

The following is a reconciliation of the investments in which significant unobservable inputs (Level 3) were used in determining fair value measurements

	Venture Capital and Partnerships
Beginning balance, as of January 1, 2012	$ 1,501,855
Realized gains	47,085
Settlements	(632,040)
Ending balance, as of December 31, 2012	916,900
Realized gains	190,599
Settlements	(324,127)
Ending balance, as of December 31, 2013	$ 783,372

The realized gains are included in the net appreciation in the fair value of investments in UBS Financial Services, Inc. Master Investment Trust reported within the Statements of Changes in Net Assets Available for Benefits for the Pension Plan.

NOTE 5 RISKS AND UNCERTAINTIES

The Plan invests in various investment instruments that are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 6 RELATED-PARTY TRANSACTIONS

The Plan invests in the common stock of the Company. In addition, certain Plan investments are shares/units of mutual funds and short-term investments managed by the Trustee. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. The Plan received a common stock dividend of $89,408 from the Company as of the record date of May 6, 2013.

NOTE 6 RELATED-PARTY TRANSACTIONS *(continued)*

The UBS mutual funds' investment advisor, administrator, and distributor is UBS GAM, a direct, wholly owned subsidiary of UBS Americas. UBS GAM earns management fees from the UBS GAM Funds offered in the self-directed window and the UBS Select Money Market Fund, which is offered in one of the core funds. These fees were paid by the participants.

NOTE 7 TAX STATUS

The Plan has received a favorable determination letter from the Commonwealth of Puerto Rico Department of Treasury (the Treasury) dated August 24, 2001, stating that the Plan is qualified under Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994 (PRIRC-94) and, therefore, the related trust is exempt from taxation. The PRIRC-94 was replaced January 31, 2011, by the Internal Revenue Code for a New Puerto Rico (the Puerto Rico Code), and the retirement plan rules are now enacted as Puerto Rico Code Section 108.01. Subsequent to this determination by the Treasury, the Plan was amended and restated. The Plan was amended and restated effective January 1, 2011, to include all separate and subsequent amendments (through 2013) and conform to the qualification requirements of the Puerto Rico Code. On April 10, 2014, UBS filed for qualified plan status approval with the Treasury. Once qualified, the Plan is required to operate in conformity with the Puerto Rico Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Puerto Rico Code and therefore believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan has not been qualified nor is intended to be qualified under Sections 401(a) or 401(k) of the U.S. Internal Revenue Code.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes the Plan is no longer subject to income tax examinations for years prior to 2010.

NOTE 8 RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2013:

Total additions per the financial statements	$ 12,817,341
Less: Administrative expense	(14,454)
Total income per the Form 5500	$ 12,802,887

SUPPLEMENTAL SCHEDULE

UBS FINANCIAL SERVICES INCORPORATED OF PUERTO RICO SAVINGS PLUS PLAN

EIN: 13-3074649

Plan #: 003

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

As of December 31, 2013

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Participant loans*	0-20 years maturity with interest rates ranging from 5.25%-10.25%**	$ 1,369,323

*Party-in-interest.

**0 years maturity – The loan will be paid off in less than 12 months.

Cost information is not required because investments are participant directed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UBS Financial Services Incorporated of Puerto Rico

Louis DiMaria
Plan Administrator

Date: June 27, 2014

Mitchell & Titus
Mitchell & Titus, LLP
One Battery Park Plaza
New York, NY 10004
Tel: +1 212 709 4500
Fax. +1 212 709 4680
mitchelltitus.com

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-127184 and 333-162799) pertaining to the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan of UBS Financial Services Incorporated of Puerto Rico of our report dated June 27, 2014, with respect to the financial statements and supplemental schedule of the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2013.

Mitchell & Titus, LLP

June 27, 2014